Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Dear Colleague,

As we have continued to share in Combining Our Strengths newsletters, we are moving ahead in the planned transition and integration of Kindred and RehabCare after the close. We are advancing toward a successful close in June.

Due to scheduling issues, we will not issue a Combining Our Strengths next week, but will offer the next edition on May 13.

Thank you reading the updates and responses in these newsletters and, again, thank you for submitting your questions. Now we’d like to take the opportunity to respond:

Here at Triumph we have several employee title definitions with differing responsibilities attached. For example, there is full time, part time, PRN 1, PRN 2 and PRN 3. The PRN 1, 2, and 3 have different pay grades and shift requirements. Does Kindred have a pay scale model like this?

Kindred offers one PRN status, and the pay rate is established at the local level based on the market, staffing needs, and other relevant criteria.

I am a Triumph employee who is shared between 2 facilities. Some other employees are shared between 4 facilities. The positions that are shared are Quality, Education, Infection Control, and Employee Health. Will this practice be continued through Kindred or will each facility have their own employees?

High quality patient care will always be the priority for the combined company after the close. Decisions regarding shared staff between multiple facilities will be made at the local level based on local market needs.

I am a full-time PTA enrolled in the RehabCare benefits program and am pregnant and expecting in December. Currently we are allotted 70% for STD. Will this continue through to the new benefits with the new company?

Nothing will change for your short term disability coverage in 2011. Since your disability will begin before the end of this year, the RehabCare benefit will apply. As part of its benefits program, Kindred provides – at no cost to eligible employees – short term disability coverage and will continue to do so after the close.

Will we still be allowed to carryover 120 hours of PDO? Will Kindred allow for us to carryover more than 120?

No one will forfeit any time that has already been earned when the companies are combined. Kindred does allow for some carryover of paid time off, but the specific details including amounts carried over and “cashed out time” will be reviewed and addressed as we develop a comprehensive benefit program the combined company.

I know at one point in time that Kindred gave their employees a “pay in lieu” if no benefits where taken out. Is this still in effect?? If so how could I get this when the change over happens?

Kindred offers a pay in lieu of benefits program (PIB) to full-time non-exempt employees. Your benefits will not change for the remainder of 2011, however after the companies are combined you will have the opportunity to review your options and make enrollment decisions for all benefits, including PIB, later this year during open enrollment.

continued

What is the highest percentage rate that Kindred allows, knowing that everything is dependent on the requirements for the raise. Since my annual review/ raise would be due in June of this year during the time of the close?

At Kindred, we evaluate pay increases based upon both individual performance and market dynamics, therefore there is no set range for increases. Once the companies have combined, we will continue to provide merit based increases determined by employee performance.

Will Kindred offer domestic partner medical benefits in 2012?

Kindred’s medical benefits for eligible employees also cover spouses, domestic partners and children up to age 26. For more information about Kindred’s current benefits programs, please review the first edition of Combining Our Strengths (March 3, 2011) which is posted to the Kindred and RehabCare websites.

I am a RehabCare employee that takes advantage of the Verizon discount. Will the cell phone company discounts continue after 2011?

This benefit will not change through the end of 2011. At Kindred, we are pleased to offer many negotiated employee discounts and special offers with businesses including Verizon wireless, AT&T and Sprint PCS and encourage employees to take full advantage of these opportunities.

While we move forward, I want to remind everyone that until the close of the transaction, Kindred and RehabCare are competitors. From a legal and business perspective, it is critically important to maintain the businesses as completely independent from one another.

As I have stated in previous editions, I encourage everyone to submit any and all questions you may have regarding the planned transition to asktheceo@rehabcare.com or share it with

Patti Williams (corporate)

at pswilliams@rehabcare.com,

Brock Hardaway (Triumph)

at bhardaway@triumph-healthcare.com,

Mary Pat Welc (HRS)

at mpwelc@rehabcare.com,

or Pat Henry (SRS)

at pmhenry@rehabcare.com.

Thank you for your support and continued patience as we move through this process.

Thanks for all you do!

Benjamin A. Breier

Please feel free to print this out and post it on your bulletin board.

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Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive joint proxy statement/prospectus to their respective stockholders after the Registration Statement has been declared effective by the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www. kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in Kindred’s joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.